Exhibit 99.1

Melco Resorts Announces Unaudited Second Quarter 2026 Earnings

MACAU, Aug. 13, 2026 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco Resorts” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2026.

Total operating revenues for the second quarter of 2026 were US$1.25 billion, representing a decrease of approximately 6% from US$1.33 billion for the comparable period in 2025. The decrease in total operating revenues was primarily attributable to softer performance in rolling chip and mass market table games as well as overall non-gaming operations.

Operating income for the second quarter of 2026 was US$127.8 million, compared with US$124.7 million in the second quarter of 2025.

Melco Resorts’ Adjusted Property EBITDA(1) was US$303.8 million in the second quarter of 2026, compared with US$377.7 million in the second quarter of 2025.

Net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2026 was US$22.7 million, or US$0.06 per American depositary share (“ADS”), compared with US$17.2 million, or US$0.04 per ADS, in the second quarter of 2025. The net loss attributable to noncontrolling interests was US$12.1 million and US$7.8 million during the second quarters of 2026 and 2025, respectively, the majority of which was attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “We are confident in the long-term strength of our businesses and our outlook for Macau. Despite near-term headwinds that are reflected in our second quarter results, our priorities continue to be to deepen customer engagement, attract high quality visitation, and continue investing in our properties to anticipate the changing needs of our guests. Our new hotel, REM, will commence its phased opening in the third quarter of 2026, which together with our continued efforts to operate more efficiently and strengthen our business, positions us well to capture the demand that has been gaining momentum in Macau.

“Outside of Macau, our diversified portfolio continued to demonstrate resilience and growth potential. In the Philippines, City of Dreams Manila delivered solid year-over-year growth despite the ongoing challenges in the country. In Cyprus, City of Dreams Mediterranean and our satellite casinos rebounded with considerable strength as disruptions in regional travel eased, with Property EBITDA in the second quarter of 2026 growing by 60% year-over-year.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at City of Dreams were US$632.2 million, compared with US$710.5 million in the second quarter of 2025. City of Dreams’ Adjusted EBITDA was US$147.8 million in the second quarter of 2026, compared with US$225.6 million in the second quarter of 2025. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer rolling chip and mass market table games performance.

Rolling chip volume decreased to US$5.16 billion during the second quarter of 2026, compared with US$5.49 billion in the second quarter of 2025. Win rate was 2.71% in the second quarter of 2026, compared with 3.93% in the second quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop was US$1.75 billion for each of the second quarters of 2026 and 2025. Hold percentage was 29.8% in the second quarter of 2026, compared with 30.5% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$1.20 billion, compared with US$0.95 billion in the second quarter of 2025. Win rate was 3.6% in the second quarter of 2026, compared with 3.0% in the second quarter of 2025.

Total non-gaming revenue at City of Dreams in the second quarter of 2026 was US$89.5 million, compared with US$88.1 million in the second quarter of 2025.

Studio City Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at Studio City were US$371.5 million, compared with US$388.2 million in the second quarter of 2025. Studio City’s Adjusted EBITDA was US$95.5 million in the second quarter of 2026, compared with US$105.2 million in the second quarter of 2025. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer mass market table games performance.

Mass market table games drop was US$884.1 million in the second quarter of 2026, compared with US$958.2 million in the second quarter of 2025. Hold percentage was 36.3% in the second quarter of 2026, compared with 34.0% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$1.04 billion, compared with US$0.92 billion in the second quarter of 2025. Win rate was 3.6% in the second quarter of 2026, compared with 3.7% in the second quarter of 2025.

Total non-gaming revenue at Studio City was US$69.2 million in the second quarter of 2026, compared with US$83.8 million in the second quarter of 2025.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at Altira Macau were US$33.9 million, compared with US$28.3 million in the second quarter of 2025. Altira Macau’s Adjusted EBITDA was US$2.2 million in the second quarter of 2026, compared with US$0.8 million in the second quarter of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$134.0 million in the second quarter of 2026, compared with US$119.0 million in the second quarter of 2025. Hold percentage was 22.0% in the second quarter of 2026, compared with 21.3% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$208.4 million, compared with US$114.9 million in the second quarter of 2025. Win rate was 3.4% in the second quarter of 2026, compared with 2.5% in the second quarter of 2025.

Total non-gaming revenue at Altira Macau was US$5.3 million in the second quarter of 2026, compared with US$4.8 million in the second quarter of 2025.

Mocha Second Quarter Results

Prior to the fourth quarter of 2025, the Mocha and Other segment included the operations of Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment from the fourth quarter of 2025 onwards.

Following the government mandated closures in 2025, the Mocha segment now includes results for three Mocha Clubs, namely Mocha Inner Harbour, Mocha Golden Dragon and Mocha Hotel Sintra.

Total operating revenues from Mocha were US$15.1 million in the second quarter of 2026, compared with US$27.9 million from Mocha and Other in the second quarter of 2025. Mocha’s Adjusted EBITDA was US$4.0 million in the second quarter of 2026, compared with US$5.2 million for Mocha and Other in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$377.0 million, compared with US$496.4 million in the second quarter of 2025. Win rate was 4.0% in the second quarter of 2026, compared with 4.1% in the second quarter of 2025.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2026, total operating revenues at City of Dreams Manila were US$97.3 million, compared with US$98.5 million in the second quarter of 2025. City of Dreams Manila’s Adjusted EBITDA was US$30.9 million in the second quarter of 2026, compared with US$28.4 million in the comparable period of 2025.

City of Dreams Manila’s rolling chip volume was US$342.6 million in the second quarter of 2026, compared with US$694.4 million in the second quarter of 2025. Win rate was 3.67% in the second quarter of 2026, compared with 2.05% in the second quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$131.9 million in the second quarter of 2026, compared with US$147.9 million in the second quarter of 2025. Hold percentage was 35.4% in the second quarter of 2026, compared with 34.8% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$0.95 billion, compared with US$1.00 billion in the second quarter of 2025. Win rate was 5.0% in the second quarter of 2026, compared with 4.6% in the second quarter of 2025.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2026 was US$23.3 million, compared with US$27.0 million in the second quarter of 2025.

City of Dreams Mediterranean and Other Second Quarter Results

The Company operates City of Dreams Mediterranean in conjunction with three satellite casinos in Cyprus.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended June 30, 2026 were US$82.0 million, compared with US$72.3 million in the second quarter of 2025. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$19.9 million in the second quarter of 2026, compared with US$12.4 million in the second quarter of 2025. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Rolling chip volume was US$0.1 million for the second quarter of 2026, compared with US$0.7 million in the second quarter of 2025. Win rate was negative 29.66% in the second quarter of 2026, compared with 7.28% in the second quarter of 2025. The expected rolling chip win rate range is 2.85%-3.15%. The significant movement in the rolling chip win rate resulted from low gaming volumes.

Mass market table games drop was US$175.7 million in the second quarter of 2026, compared with US$161.8 million in the second quarter of 2025. Hold percentage was 22.1% in the second quarter of 2026, compared with 21.9% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$727.7 million, compared with US$668.1 million in the second quarter of 2025. Win rate was 5.1% in the second quarter of 2026, compared with 4.9% in the second quarter of 2025.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the second quarter of 2026 was US$24.4 million, compared with US$25.4 million in the second quarter of 2025.

Other Operations

Other Operations include the Company’s casino operations at City of Dreams Sri Lanka, which opened on August 1, 2025, and provision of management services to the Nüwa hotel at City of Dreams Sri Lanka, which opened to the public on July 15, 2025.

Total operating revenues from Other Operations were US$16.9 million for the quarter ended June 30, 2026. Adjusted EBITDA from Other Operations was US$3.5 million in the second quarter of 2026.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2026 were US$109.5 million, which mainly included interest expense, net of amounts capitalized, of US$111.0 million.

Depreciation and amortization costs of US$135.7 million were recorded in the second quarter of 2026, of which US$5.0 million related to the amortization expense for land use rights.

Adjusted EBITDA for Studio City for the three months ended June 30, 2026 referred to above was US$28.5 million more than the Adjusted EBITDA of Studio City reported in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated August 13, 2026 (the “Studio City Earnings Release”). Adjusted EBITDA of Studio City reported in the Studio City Earnings Release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2026 aggregated to US$1.04 billion, including US$124.3 million of restricted cash.

Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.05 billion at the end of the second quarter of 2026.

During the quarter ended June 30, 2026, MCO Nominee One Limited drew down HK$3.27 billion (equivalent to US$416.7 million) principal amount outstanding under its revolving credit facilities (the “MN1 2020 Revolving Facilities”). On June 9, 2026, the Company announced that the maturity date of the MN1 2020 Revolving Facilities was extended from April 2027 to June 2031 and an incremental facility of HK$6.44 billion (equivalent to US$821.0 million) was established such that the total commitments under the MN1 2020 Revolving Facilities increased to HK$21.68 billion (equivalent to US$2.76 billion).

On May 15, 2026, Studio City Company Limited (“SCC”) issued US$300.0 million in aggregate principal amount of 6.125% senior secured notes due 2031 (“2031 SCC Senior Secured Notes”). The net proceeds from the issuance of the 2031 SCC Senior Secured Notes, together with a HK$118.0 million (equivalent to US$15.1 million) drawdown from SCC’s senior secured credit facility, and cash on hand, was utilized to refinance US$350.0 million in aggregate principal amount of the 7.000% senior secured notes due 2027.

Subsequent to quarter end, on July 18, 2026, Studio City Finance Limited redeemed an aggregate principal amount of US$165.0 million of its outstanding 6.500% senior notes due 2028 pursuant to the notice of partial redemption dated June 18, 2026. The redemption was funded with a HK$1.18 billion (equivalent to US$150.5 million) drawdown from SCC’s senior secured credit facility. All of the redeemed notes have been cancelled.

Available liquidity, including cash and undrawn revolving credit facilities as of June 30, 2026 was approximately US$2.80 billion.

Capital expenditures for the second quarter of 2026 were US$123.9 million, which mainly included costs related to enhancement projects at City of Dreams in Macau as well as City of Dreams Mediterranean and Other.

Share Repurchase Programs

During the period from April 1, 2026 to August 12, 2026, Melco Resorts repurchased approximately 22.4 million ADSs (representing approximately 67.1 million ordinary shares) from the open market at an aggregate purchase price of approximately US$120.6 million. As of August 12, 2026, the Company has remaining authority to repurchase up to approximately US$589.6 million of its equity.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2026 financial results on Thursday, August 13, 2026 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://s1.c-conf.com/diamondpass/10055249-7qhfkc.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines, the Republic of Cyprus and Sri Lanka, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited” is net income/loss attributable to Melco Resorts & Entertainment Limited before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Mocha Clubs (www.mochaclubs.com), the only non-casino based operation of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). In South Asia, the Company operates the casino and manages the Nüwa hotel at City of Dreams Sri Lanka (www.cityofdreamssrilanka.com), an integrated resort in Colombo, Sri Lanka. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Operating revenues:
Casino	$1,035,100	$1,095,508	$2,185,433	$2,119,920
Rooms	112,307	108,918	220,761	214,057
Food and beverage	66,685	70,948	132,463	146,496
Entertainment, retail and other	38,106	52,837	80,255	80,046

Total operating revenues	1,252,198	1,328,211	2,618,912	2,560,519

Operating costs and expenses:
Casino	(692,284)	(695,947)	(1,421,354)	(1,358,604)
Rooms	(39,592)	(36,938)	(78,957)	(72,563)
Food and beverage	(60,693)	(60,641)	(122,606)	(121,738)
Entertainment, retail and other	(23,496)	(32,731)	(46,685)	(46,518)
General and administrative	(166,235)	(158,494)	(345,858)	(313,444)
Payments to the Philippine Parties	(6,763)	(9,062)	(16,137)	(18,301)
Pre-opening costs	(1,302)	(28,982)	(1,593)	(43,023)
Development costs	(1,406)	(1,846)	(2,428)	(5,270)
Amortization of land use rights	(4,965)	(4,980)	(9,941)	(9,982)
Depreciation and amortization	(130,705)	(128,943)	(266,793)	(254,364)
Property charges and other	3,025	(44,991)	197	(47,186)

Total operating costs and expenses	(1,124,416)	(1,203,555)	(2,312,155)	(2,290,993)

Operating income	127,782	124,656	306,757	269,526

Non-operating income (expenses):
Interest income	1,178	1,687	2,170	4,563
Interest expense, net of amounts capitalized	(110,985)	(117,883)	(222,803)	(237,389)
Other financing costs	(1,534)	(1,895)	(3,277)	(3,978)
Foreign exchange (losses) gains, net	(3,152)	13,299	5,687	18,901
Other income, net	6,342	1,389	9,097	1,989
Loss on extinguishment of debt	(1,380)	—	(1,380)	—

Total non-operating expenses, net	(109,531)	(103,403)	(210,506)	(215,914)

Income before income tax	18,251	21,253	96,251	53,612
Income tax expense	(7,701)	(11,898)	(14,821)	(16,510)

Net income	10,550	9,355	81,430	37,102
Net loss attributable to noncontrolling interests	12,111	7,837	18,063	12,622

Net income attributable to Melco Resorts & Entertainment Limited	$22,661	$17,192	$99,493	$49,724

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.019	$0.015	$0.085	$0.041

Diluted	$0.019	$0.014	$0.085	$0.041

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.058	$0.044	$0.256	$0.123

Diluted	$0.058	$0.043	$0.254	$0.122

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,164,375,334	1,183,590,580	1,167,308,707	1,216,519,466

Diluted	1,165,971,364	1,186,358,988	1,173,167,189	1,219,467,624

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$912,893	$1,023,199
Accounts receivable, net	117,484	126,405
Receivables from affiliated companies	2,185	887
Inventories	36,219	36,919
Prepaid expenses and other current assets	85,797	81,790

Total current assets	1,154,578	1,269,200

Property and equipment, net	5,026,918	5,157,443
Intangible assets, net	266,991	270,903
Goodwill	23,305	23,490
Long-term prepayments, deposits and other assets	173,211	129,428
Restricted cash	124,253	125,235
Operating lease right-of-use assets	71,778	76,935
Land use rights, net	530,828	545,054

Total assets	$7,371,862	$7,597,688

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$19,509	$25,910
Accrued expenses and other current liabilities	1,024,700	1,076,150
Income tax payable	29,074	29,208
Operating lease liabilities, current	18,721	18,998
Finance lease liabilities, current	32,430	33,327
Current portion of long-term debt, net	14,514	—
Payables to affiliated companies	142	719

Total current liabilities	1,139,090	1,184,312

Long-term debt, net	7,036,841	6,747,918
Other long-term liabilities	276,730	309,799
Deferred tax liabilities, net	36,439	34,590
Operating lease liabilities, non-current	71,275	76,108
Finance lease liabilities, non-current	135,788	148,590

Total liabilities	8,696,163	8,501,317

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,140,732,190 and 1,172,055,466 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 210,808,192 and 179,484,916 shares, respectively	(409,835)	(356,835)
Additional paid-in capital	2,602,843	2,988,714
Accumulated other comprehensive losses	(113,372)	(63,712)
Accumulated losses	(3,728,791)	(3,828,284)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,635,640)	(1,246,602)
Noncontrolling interests	311,339	342,973

Total deficit	(1,324,301)	(903,629)

Total liabilities and deficit	$7,371,862	$7,597,688

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$22,661	$17,192	$99,493	$49,724
Pre-opening costs	1,302	28,982	1,593	43,023
Development costs	1,406	1,846	2,428	5,270
Property charges and other	(3,025)	44,991	(197)	47,186
Loss on extinguishment of debt	1,380	—	1,380	—
Income tax impact on adjustments	(13)	(556)	(22)	(799)
Noncontrolling interests impact on adjustments	(524)	(188)	(629)	(1,052)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$23,187	$92,267	$104,046	$143,352

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.020	$0.078	$0.089	$0.118

Diluted	$0.020	$0.078	$0.089	$0.118

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.060	$0.234	$0.267	$0.354

Diluted	$0.060	$0.233	$0.266	$0.353

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,164,375,334	1,183,590,580	1,167,308,707	1,216,519,466

Diluted	1,165,971,364	1,186,358,988	1,173,167,189	1,219,467,624

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30, 2026
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$98,537	$38,825	$299	$2,435	$17,805	$6,364	$(1,403)	$(35,080)	$127,782
Payments to the Philippine Parties	—	—	—	—	6,763	—	—	—	6,763
Integrated resort and casino rent (5)	—	—	—	—	1,478	—	1,774	—	3,252
Pre-opening costs	1,258	27	—	—	—	—	—	17	1,302
Development costs	—	—	—	—	—	—	—	1,406	1,406
Depreciation and amortization	50,490	56,449	971	1,006	4,622	13,461	3,111	5,560	135,670
Share-based compensation	1,623	450	114	32	250	89	26	4,733	7,317
Property charges and other	(4,124)	(236)	779	529	27	—	—	—	(3,025)

Adjusted EBITDA	147,784	95,515	2,163	4,002	30,945	19,914	3,508	(23,364)	280,467
Corporate and Other expenses	—	—	—	—	—	—	—	23,364	23,364

Adjusted Property EBITDA	$147,784	$95,515	$2,163	$4,002	$30,945	$19,914	$3,508	$—	$303,831

	Three Months Ended June 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other (4)	Total
Operating income (loss)	$163,368	$47,336	$(35)	$(51,468)	$12,769	$(748)	$(8,735)	$(37,831)	$124,656
Payments to the Philippine Parties	—	—	—	—	9,062	—	—	—	9,062
Integrated resort and casino rent (5)	—	—	—	—	1,118	—	1,788	—	2,906
Pre-opening costs (6)	19,985	314	—	—	—	—	6,895	—	27,194
Development costs	—	—	—	—	—	—	—	1,846	1,846
Depreciation and amortization	51,220	56,926	578	1,077	5,147	13,155	—	5,820	133,923
Share-based compensation	1,600	428	114	46	269	105	28	5,056	7,646
Property charges and other	(10,536)	206	184	55,557	52	(97)	—	(375)	44,991

Adjusted EBITDA	225,637	105,210	841	5,212	28,417	12,415	(24)	(25,484)	352,224
Corporate and Other expenses (4)	—	—	—	—	—	—	—	25,484	25,484

Adjusted Property EBITDA	$225,637	$105,210	$841	$5,212	$28,417	$12,415	$(24)	$—	$377,708

(3)	Mocha and Other segment included the operation of the Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025.
(4)

Effective from August 1, 2025, the Company’s casino operations at City of Dreams Sri Lanka, which commenced business on August 1, 2025, and provision of management services to operate certain floors of the hotel tower at City of Dreams Sri Lanka which opened to the public on July 15, 2025 were previously reported under the Corporate and Other category, has been included in the Other Operations segment for the three months and six months ended June 30, 2025. City of Dreams Sri Lanka is an integrated resort in Colombo, Sri Lanka, developed by a subsidiary of John Keells Holdings PLC, an independent third party.

(5)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to a subsidiary of John Keells Holdings PLC.
(6)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Six Months Ended June 30, 2026
	City of Dreams	Studio City	Altira Macau	Mocha (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other	Total
Operating income (loss)	$254,217	$93,954	$1,377	$5,540	$39,201	$1,751	$(6,180)	$(83,103)	$306,757
Payments to the Philippine Parties	—	—	—	—	16,137	—	—	—	16,137
Integrated resort and casino rent (5)	—	—	—	—	3,014	—	3,566	—	6,580
Pre-opening costs	1,515	28	—	—	—	—	33	17	1,593
Development costs	—	—	—	—	—	—	—	2,428	2,428
Depreciation and amortization	106,948	112,443	1,741	2,057	9,402	26,933	6,319	10,891	276,734
Share-based compensation	3,168	860	228	73	505	125	49	8,875	13,883
Property charges and other	(3,707)	(34)	2,871	543	71	59	—	—	(197)

Adjusted EBITDA	362,141	207,251	6,217	8,213	68,330	28,868	3,787	(60,892)	623,915
Corporate and Other expenses	—	—	—	—	—	—	—	60,892	60,892

Adjusted Property EBITDA	$362,141	$207,251	$6,217	$8,213	$68,330	$28,868	$3,787	$—	$684,807

	Six Months Ended June 30, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other (3)	City of Dreams Manila	City of Dreams Mediterranean and Other	Other Operations (4)	Corporate and Other (4)	Total
Operating income (loss)	$300,860	$85,462	$(2,478)	$(45,748)	$26,293	$(1,220)	$(14,184)	$(79,459)	$269,526
Payments to the Philippine Parties	—	—	—	—	18,301	—	—	—	18,301
Integrated resort and casino rent (5)	—	—	—	—	2,802	—	3,579	—	6,381
Pre-opening costs (6)	28,461	469	—	—	—	—	10,514	—	39,444
Development costs	—	—	—	—	—	—	—	5,270	5,270
Depreciation and amortization	100,759	113,674	1,105	2,104	10,505	25,153	—	11,046	264,346
Share-based compensation	2,897	766	212	90	485	205	38	9,743	14,436
Property charges and other	(11,432)	2,161	1,313	55,557	86	(111)	—	(388)	47,186

Adjusted EBITDA	421,545	202,532	152	12,003	58,472	24,027	(53)	(53,788)	664,890
Corporate and Other expenses (4)	—	—	—	—	—	—	—	53,788	53,788

Adjusted Property EBITDA	$421,545	$202,532	$152	$12,003	$58,472	$24,027	$(53)	$—	$718,678

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Net income attributable to Melco Resorts & Entertainment Limited	$22,661	$17,192	$99,493	$49,724
Net loss attributable to noncontrolling interests	(12,111)	(7,837)	(18,063)	(12,622)

Net income	10,550	9,355	81,430	37,102
Income tax expense	7,701	11,898	14,821	16,510
Interest and other non-operating expenses, net	109,531	103,403	210,506	215,914
Depreciation and amortization	135,670	133,923	276,734	264,346
Property charges and other	(3,025)	44,991	(197)	47,186
Share-based compensation	7,317	7,646	13,883	14,436
Development costs	1,406	1,846	2,428	5,270
Pre-opening costs (6)	1,302	27,194	1,593	39,444
Integrated resort and casino rent (5)	3,252	2,906	6,580	6,381
Payments to the Philippine Parties	6,763	9,062	16,137	18,301

Adjusted EBITDA	280,467	352,224	623,915	664,890
Corporate and Other expenses (4)	23,364	25,484	60,892	53,788

Adjusted Property EBITDA	$303,831	$377,708	$684,807	$718,678

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Room Statistics:
City of Dreams
Average daily rate (7)	$224	$217	$227	$217
Occupancy per available room	99%	98%	99%	98%
Revenue per available room (8)	$221	$212	$223	$213
Studio City
Average daily rate (7)	$169	$163	$174	$166
Occupancy per available room	97%	97%	98%	98%
Revenue per available room (8)	$163	$159	$170	$163
Altira Macau
Average daily rate (7)	$131	$130	$133	$132
Occupancy per available room	98%	97%	98%	97%
Revenue per available room (8)	$129	$126	$131	$128
City of Dreams Manila
Average daily rate (7)	$144	$164	$146	$161
Occupancy per available room	97%	95%	96%	95%
Revenue per available room (8)	$139	$156	$140	$153
City of Dreams Mediterranean and Other
Average daily rate (7)	$536	$495	$493	$430
Occupancy per available room	67%	62%	55%	60%
Revenue per available room (8)	$359	$306	$270	$257
Other Information:
City of Dreams
Average number of table games	446	437	447	434
Average number of gaming machines	819	616	813	622
Table games win per unit per day (9)	$16,323	$18,876	$17,619	$18,572
Gaming machines win per unit per day (10)	$586	$505	$638	$507
Studio City
Average number of table games	253	253	253	253
Average number of gaming machines	935	724	949	760
Table games win per unit per day (9)	$13,925	$14,143	$14,270	$13,734
Gaming machines win per unit per day (10)	$433	$516	$451	$486
Altira Macau
Average number of table games	35	30	33	33
Average number of gaming machines	284	131	285	133
Table games win per unit per day (9)	$9,324	$9,277	$10,415	$8,203
Gaming machines win per unit per day (10)	$278	$242	$289	$276
Mocha and Other (3)
Average number of table games	—	15	—	15
Average number of gaming machines	426	835	425	845
Table games win per unit per day (9)	$—	$6,115	$—	$6,502
Gaming machines win per unit per day (10)	$393	$270	$398	$279
City of Dreams Manila
Average number of table games	265	264	264	266
Average number of gaming machines	2,266	2,259	2,265	2,266
Table games win per unit per day (9)	$2,460	$2,734	$2,660	$2,566
Gaming machines win per unit per day (10)	$229	$223	$239	$237
City of Dreams Mediterranean and Other
Average number of table games	108	106	108	106
Average number of gaming machines	960	883	940	885
Table games win per unit per day (9)	$3,954	$3,684	$3,702	$3,390
Gaming machines win per unit per day (10)	$426	$406	$405	$389

(7)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(8)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(9)

Table games win per unit per day is shown before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(10)	Gaming machines win per unit per day is shown before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis